EXHIBIT D-3

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2008 on Form 18-K filed with the SEC on September 30, 2009, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2008, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2008.

GENERAL

Turkey’s economy has been impacted by the current global financial crisis. Partly as a consequence of that crisis, Turkey’s real GDP in each of the first three quarters of 2009 declined compared to the immediately prior quarter but increased in the last quarter and was negative 4.7% for 2009. Turkey’s real GDP increased by 11.7% in the first quarter of 2010 compared to the comparable period in 2009. Turkey’s central government budget deficit for 2009 increased to approximately 5.52% of its GDP compared to 1.8% for 2008. See “Recent Developments — Key Economic Indicators” in this prospectus supplement.

In order to conduct negotiations on a possible new Stand-By Arrangement between the Republic and the International Monetary Fund (“IMF”), an IMF mission visited the Republic from January 8-26, 2009. On May 17, 2010, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. On May 26, 2010, the IMF mission concluded its review and published its preliminary conclusions.

The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial support of $7.7 billion, consists of both investment and program loans. Under the current CPS program a total of approximately $6.3 billion worth of agreements have been signed to date. In particular, on June 19, 2008, it was announced that the Executive Board of the World Bank approved the Programmatic Public Sector Development Policy Loan-II (“PPDPL-II”) with a total funding of €255.4 million (approximately $400 million) under the CPS. On December 16, 2008, it was announced that the Executive Board of the World Bank approved the Competitiveness and Employment Developments Policy Loan-II (“CEDPL-II”) with a total funding of €342.8 million (approximately $500 million) under the CPS. On May 28, 2009, the Executive Board of the World Bank approved financing of $500 million from the International Bank for Reconstruction and Development for Turkey’s Private Sector Renewable Energy and Energy Efficiency Project along with a $100 million financing program from the Clean Technology Fund for the same project. On June 11, 2009, the Executive Board of the World Bank approved the Programmatic Electricity Sector Development Policy Loan-I with a total funding of €548.4 million (approximately $800 million). On March 23, 2010, the Executive Board of the World Bank approved the Restoring Equitable Growth and Employment Programmatic Development Policy Loan (“REGE DPL”) with a total funding of €931 million (approximately $1.3 billion). On June 15, 2010 the Executive Board of the World Bank approved the Second Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (“ESES DPL II”) with a total funding of €519.6 million (approximately $700 million) and a loan of $500 million to Türkiye Kalkınma Bankası A.Ş., T.C. Ziraat Bankası A.Ş. ve Türkiye Vakıflar Bankası T.A.O. for a “Second Access to Finance for Small and Medium Enterprises (SMEs) Project” with a guarantee provided by the Turkish Treasury. On June 29, 2010, a loan and a guarantee agreement in the amount of €178.2 million (approximately $240 million) were signed among the World Bank, Iller Bankası and Undersecretariat of Treasury. On March 25, 2010, the Republic announced that the Republic and the Islamic Development Bank signed a memorandum of understanding on Member Country Partnership Strategy (“MCPS”). The Republic also signed a total of €1.6 billion worth of various financing agreements with the European Investment Bank in 2009.

The government has launched a “national unity and brotherhood project”, publicly known as the “democratic initiative” in order to promote higher democratic standards in Turkey. On November 13, 2009, the government announced these measures including, among others, removing a prohibition on the use of languages other than Turkish in “social and religious” services, allowing political campaigns in languages other than Turkish, and restoring former Kurdish names of settlements and geographical places. Moreover, as part of the democratization process, independent bodies related to human rights, the prevention of torture and monitoring complaints regarding security forces will be established to promote and ensure human rights.

On February 19, 2010, Standard & Poor’s changed the Republic’s BB- foreign currency rating to BB with a positive outlook. On December 3, 2009, Fitch Ratings changed the Republic’s BB- foreign currency rating to BB+ with a stable outlook. On January 8, 2010, Moody’s changed the Republic’s Ba3 foreign currency rating to Ba2 with a stable outlook. The Republic believes that changes in its ratings have the potential to affect its cost of funds in the international capital markets and the liquidity of and demand for its debt securities.

The Turkish social security system has recorded an increasing deficit in recent years. Total budgetary transfers to the Social Security Institutions (“SSIs”) equaled approximately 5.52% of GDP in 2009, which is the highest total transfer from budget of the preceding five years. The total budgetary transfers to SSIs’ equaled 3.37% of GDP in 2004, 3.59% of GDP in 2005, 3.02% of GDP in 2006, 3.92% of GDP in 2007 and 3.68% in 2008. The principal factors contributing to the SSIs’ deficits in 2009, and their resulting need to receive budgetary support, included low premium collection rates, the increasing rate of health and insurance expenditures and increasing government subsidies.

On December 27, 2008, the Assembly approved the Central Government Budget Law for 2009 (Law No. 5828). According to Law No. 5828, the total central government budget expenditure target is TL259.2 billion and the total central government budget revenue target is TL248.76 billion for the 2009 year. The total central government budget deficit for the 2009 year is envisaged to be approximately TL10.4 billion, as compared to the 2008 actual budget deficit of YTL17,069. Law No. 5828 was published in the Official Gazette on December 31, 2008 (No. 27097).

Several claimants have filed claims against the Republic ranging in amounts from $750 million to $10 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because the Savings Deposit Insurance Fund’s (“SDIF”) takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Three of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.

The decision of the Council of Ministers to reduce the withholding tax rate applied to income generated by Turkish residents on the sale and purchase of shares through banks and intermediary institutions from 10% to 0% was published in the Official Gazette on November 13, 2008 (No. 27053). Further, on October 15, 2009, the Constitutional Court announced that it would cancel the implementation of applying a withholding tax to revenue from securities (except shares). The ruling of the Constitutional Court was published in the Official Gazette on January 8, 2010 (No. 27456) and the ruling will come into effect nine months after its publication in the Official Gazette. On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to zero percent for corporations.

On November 13, 2008, the Assembly approved a new law (Law No. 5811) that facilitates bringing certain assets, including gold, cash and securities, into the country and/or registering such assets. Law No. 5811 also transferred the authority to increase the limit of government guarantee for deposits in the banking system from SDIF to the Council of Ministers for two years. Law No. 5811 was published in the Official Gazette on November 22, 2008 (No. 27062). On June 17, 2009, the Assembly approved another law (Law No. 5917) that lengthens the duration of the application period to bring the assets that were specified in Law No. 5811 into the country until the end of September 2009. Law No. 5917 was published in the Official Gazette on July 10, 2009 (No. 27284).

On February 2, 2010, Turkey announced its European Union (“EU”) Pre-Accession Economic Program for the 2010-2012 period (“PEP”). The PEP was prepared on the basis of the Medium Term Program (defined below) for the 2010-2012 period (See “Recent Developments” — “Public Finance and Budget” ). According to the PEP,

Turkey’s economy is expected to have GDP growth rates of 3.5%, 4.0% and 5.0% per annum in 2010, 2011 and 2012, respectively. The Republic’s inflation targeting regime will continue in compliance with the main objective of establishing price stability. The year-end inflation targets for the years 2010, 2011 and 2012 are set as 6.4%, 5.9% and 5.3% per annum, respectively. The program forecasts unemployment rates of 14.3%, 14.1% and 13.3% in 2010, 2011 and 2012, respectively. The program also forecasts the current account deficit/GDP ratio as 2.8% in 2010, 3.3% in 2011 and 3.9% in 2012.

On June 16, 2009, a Council of Ministers decision (No. 14803) regarding foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This new regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans.

On December 20, 2009, a law on checks (Law No. 5941) was published in the Official Gazette (No. 27438). Law No. 5941 introduced a new provision regarding check books, the issuance and use of checks, protections for check holders, increased reporting requirements for banks, as well as sanctions that are applicable when a check bounces and/or the check writer fails to comply with applicable rules and regulations.

On December 25, 2009, the Assembly approved the Central Government Budget Law for 2010 (Law No. 5944). According to Law No. 5944, the central government’s total budget expenditure target is TL287.0 billion and central government’s total budget revenue target is TL236.8 billion for the 2010 year. The Government forecasts that the central government’s total budget deficit for 2010 will be approximately TL50.2 billion. Law No. 5944 was published in the Official Gazette on December 31, 2009 (No. 27449).

On March 3, 2010, the Assembly approved a law (Law No. 5955) that amends the referendum process for constitutional amendments. According to Law No. 5955, a referendum for a constitutional amendment may be held within 60 days after such amendment is published in the Official Gazette (previously this time period was 120 days). Such amendment was published in the Official Gazette on March 9, 2010 (No. 27516).

Currently, a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.

On April 5, 2010, 265 members of the ruling Justice and Development Party (“AKP”) submitted a proposed constitutional amendment to the Assembly which aims to, among other things, align the judiciary system in Turkey with European standards. The proposal contains articles which, among others, propose to 1) change the composition and the structure of the Constitutional Court and the Supreme Court of Judges and Prosecutors, 2) give the right of collective agreement for civil servants and 3) provide for positive discrimination claims on behalf of children, the elderly and the disabled. On May 7, 2010, the Assembly approved the amendment package (Law No. 5982) and the package was published in the Official Gazette on May 13, 2010 (No. 27580). On May 15, 2010, a total of 111 members of the Parliament applied to the Constitutional Court for the annulment of certain articles of Law No. 5982. On July 7, 2010, the Constitutional Court annulled certain parts of the amendments, including those that changed the composition and the structure of the Constitutional Court and the Supreme Court of Judges and Prosecutors. A public referendum will be held on September 12, 2010 in relation to Law No. 5982.

As of July 29, 2010, according to the Ministry of Health, 655 people have died from the H1N1 strain of the swine flu virus in Turkey. The Ministry of Health has been in contact with WHO and other international health organizations since the outbreak of the infection and is taking precautions in accordance with WHO recommendations.

Measures to Combat the Current Financial Crisis

The Republic has taken measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemptions to cars more than 30 years old; and introducing tax incentives to companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155).

A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Law No, 27171; Council of Minister’s Decision No. 2009/14802). Both tax reductions were initially effective until June 15, 2009, and were then extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund levied on consumer credits from 15% to 10% was also published in the same Official Gazette.

A package including value added tax cuts levied on the sale of real estate, electronics, furniture and industrial machines was published in the Official Gazette on March 29, 2009 (No. 27184). The content of this package was extended to include, among others things, automotive components, telephone equipment and certain types of furniture with the Council of Minister’s Decision No. 2009/14881 which was published in the Official Gazette on April 14, 2009 (No. 27200).

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL1 billion of resources to the “Credit Guarantee Fund,” was approved by the Assembly. Law No. 5909 and published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. In the Medium Term Program (defined below), the burden of the various stimulus packages on the budget is estimated to be approximately 2.1% of GDP in 2009 and 1.6% of GDP in 2010.

POLITICAL CONDITIONS

The following table sets forth the composition of the Assembly by total number of seats as of July 29, 2010. The next general election is expected to be held in July 2011.

Political Party	Number of Seats

Justice and Development Party (AKP)	336
Republican People’s Party (CHP)	103
Nationalist Action Party (MHP)	69
Peace and Democracy Party (BDP)	20
Independents	6
Democratic Socialist Party (DSP)	6
Türkiye Party	1
Vacant	8	[1]
Democrat Party	1

Source: The Grand National Assembly of Turkey

The most recent local elections for municipalities were held on March 29, 2009. The AKP received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. The Republican People’s Party (“CHP”) received 23.11% of the votes cast for the seats in city councils and won mayoral positions in 13 cities. The Nationalist Action Party (“MHP”) and the Democratic Society Party (“DTP”) received 16.05% and 5.69% of the votes, respectively.

On December 11, 2009, the Constitutional Court shut down the DTP on charges that it has ties with a terrorist organization and because it became the center of activities aimed at damaging the integrity of the state. The Constitutional Court also banned 37 members of DTP from politics for five years, including two members of

1 Under Law No. 2839 (published in the Official Gazette on June 13, 1983 — No. 18076), there are 550 seats in the Assembly. The eight vacant seats were held by five recently deceased members of the Assembly, two members of the Democratic Society Party (DTP) who were banned from politics and President Gül who resigned from his parliamentary seat.

parliament of DTP. The Constitutional Court’s decision was published in the Official Gazette on December 31, 2009 (No. 27449).

On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing was held on October 20, 2008 and the case is still under review by the 13th Penal Court of Istanbul. To date, more than 194 people (including army officers, policemen and journalists) have been investigated in relation to this case.

On January 21, 2010, an investigation into the alleged conspiracy to overthrow the government began. On July 19, 2010, the 10th Penal Court of Istanbul agreed to hear a case against 196 people. On July 23, 2010, the same court obtained a judgment to arrest 102 people.

KEY ECONOMIC INDICATORS

The following tables set forth percentage increases or decreases in GDP (at constant prices) for the periods indicated compared to the prior year or the comparable prior year period:

GDP growth rates	Q1	Q2	Q3	Q4	Annual

2008	7.0%	2.6%	0.9%	−7.0%	0.7%
2009	−14.5%	−7.7%	−2.9%	6.0%	−4.7%
2010	11.7%

	2008	2009					2010
	Total	Q1	Q2	Q3	Q4	Total	Q1

Agriculture, hunting and forestry	4.6	0.8	6.5	3.6	1.5	3.3	−3.8
Fishing	−5.7	10.8	8.4	6.2	13.1	10.8	4.7
Mining and quarrying	5.4	−13.0	−15.3	−3.2	3.5	−6.7	6.1
Manufacturing	−0.1	−22.3	−11.7	−4.5	12.8	−7.2	20.6
Electricity, gas and water supply	3.7	−6.1	−6.0	−4.8	1.5	−3.5	2.4
Construction	−8.1	−18.6	−21.1	−18.3	−6.6	−16.3	8.0
Wholesale and retail trade	−1.5	−26.2	−15.2	−7.2	10.3	−10.4	22.4
Hotels and Restaurants	−2.0	2.7	1.5	4.7	5.5	3.9	−2.1
Transport, storage and communication	1.5	−16.3	−10.3	−5.0	3.6	−7.1	11.3
Financial intermediation	9.1	10.8	7.5	7.8	8.1	8.5	4.7
Ownership and dwelling	2.3	4.5	4.8	3.8	3.4	4.1	2.4
Real estate, renting and business activities	6.7	−0.4	1.9	6.4	10.0	4.5	11.4
Public administration and defense; compulsory social security	0.3	2.4	1.8	3.5	3.6	2.9	0.6
Education	1.2	0.7	1.3	3.3	3.1	2.0	1.8
Health and social work	3.3	0.8	2.9	4.5	4.9	3.2	5.2
Other community, social and personnel service activities	1.8	−2.8	−2.0	0.8	−0.4	−1.1	5.5
Private household with employed persons	5.6	−1.9	0.3	4.5	7.2	2.3	10.2
Sector totals	1.3	−12.1	−6.8	−1.7	6.4	−3.5	11.2
Financial intermediation services indirectly measured	8.4	10.7	6.6	9.5	11.5	9.7	11.1
Taxes-Subsidies	−0.6	−21.9	−7.8	−8.1	6.3	−8.2	16.9

Gross Domestic Product (Purchaser’s Price)	0.7	−14.5	−7.7	−2.9	6.0	−4.7	11.7

Source: TURKSTAT

•	For the month of June 2010, CPI decreased by 0.56% and PPI decreased by 0.50%.

•	The Republic’s CPI and PPI increased by 8.37% and by 7.64% in June 2010, respectively, compared to the same month of the previous year. The year-end CPI target for 2010 is 6.5%.

•	CBRT announced the 2012 inflation target as 5%. The targets for 2010 and 2011 are 6.5% and 5.5% respectively.

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2010

	March	June	September	December
	(in percentages per annum)

Uncertainty Band (Upper Limit)	8.5	8.5	8.5	8.5
Path Consistent with the Target	6.5	6.5	6.5	6.5
Uncertainty Band (Lower Limit)	4.5	4.5	4.5	4.5

Source: Central Bank

•	On July 29, 2010, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.5032 per U.S. dollar, compared to an exchange buying rate of TL1.4798 per U.S. dollar on July 29, 2009.

•	On July 13, 2010, the Government offered an interest rate of 8.51% for the 21-month Government Bond, compared to an interest rate of 11.61% for the 22-month Government Bond on July 14, 2009.

•	The industrial production index increased by 15.6% in May 2010 compared to May 2009 (year on year).

•	The following table indicates monthly unemployment figures for 2009 and 2010 (through April 2010):

2009	Unemployment rate	Number of unemployed

January	15.5%	3,650,000
February	16.1%	3,802,000
March	15.8%	3,776,000
April	14.9%	3,618,000
May	13.6%	3,382,000
June	13.0%	3,269,000
July	12.8%	3,267,000
August	13.4%	3,429,000
September	13.4%	3,396,000
October	13.0%	3,299,000
November	13.1%	3,299,000
December	14.0%	3,471,000

2010
January	14.5%	3,591,000
February	14.4%	3,564,000
March	13.7%	3,438,000
April	12.0%	3,071,000

Source: TURKSTAT

•	On July 7, 2009, it was announced that the wages of public sector workers would increase by 5.5% for the second half of 2009, by 3% retroactively for the first six months of 2009, by 2.5% for the first half of 2010 and another 2.5% for the second half of 2010. The salaries of civil servants will be increased by 2.5% in the first six months of 2010 and another 2.5% in the second half of 2010. Salaries for civil servants increased by an additional 1.06% in order to compensate for the difference between the actual inflation rate and the targeted inflation rate in the first half of 2010. On December 29, 2009, it was announced that the minimum wages will be increased by 5.2% in the first six months of 2010 and by another 4.3% in the second half of 2010.

•	According to the Medium Term Program (defined below) that the Government unveiled on September 16, 2009, year end CPI is expected to be 5.9%, 5.3%, 4.9% and 4.8% for 2009, 2010, 2011 and 2012, respectively (in each case on a per annum basis). The inflation target rates for years 2009, 2010 and 2011 are 7.5%, 6.5% and 5.5% respectively (in each case on a per annum basis).

•	In its regular meeting held on May 18, 2010, the Monetary Policy Committee (“MPC”) decided to implement a technical rate adjustment by setting the one-week repo auction rate as its new policy rate, for certain bonds, as determined by the Central Bank. As of July 27, 2010, the one-week repo auction rate of the Central Bank was 7.0% per annum, the Central Bank overnight borrowing interest rate was 6.50% per annum and the Central Bank overnight lending interest rate was 9.0% per annum.

TOURISM

•	From the beginning of January 2010 until the end of May 2010, the number of foreign visitors visiting the Republic increased by approximately 15.77% to approximately 3,147,492 foreign visitors, as compared to the same period in 2009. The total number of foreign visitors visiting the Republic between January-May in 2010 was 8,071,403 million. In 2009, the number of foreign visitors visiting the Republic increased by approximately 2.81% to approximately 27,077,114 foreign visitors, as compared to approximately 26,336,677 foreign visitors in 2008.

FOREIGN TRADE AND BALANCE OF PAYMENTS

From January to December 2009, the trade balance (according to the balance of payments presentation) posted a deficit of $24.7 billion as compared to a deficit of $53.0 billion in the same period in 2008. Between January and December 2009, the current account (“CAD”) produced a deficit of approximately $13.9 billion, as compared to a deficit of approximately $41.9 billion in the same period of 2008.

In May 2010, the trade balance (according to the balance of payments presentation) posted a deficit of $3.53 billion as compared to a deficit of $2.44 billion in the same period in 2009. In May 2010, total goods imported (c.i.f.2), including gold imports, increased by 34.02% to approximately $14.05 billion, as compared to approximately $10.48 billion during the same period of 2009. In May 2010, the import of capital goods, which are used in the production of physical capital, increased by approximately 30.11% over the same period in 2009; the import of intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 41.63% over the same period in 2009 and the import of consumption goods increased by approximately 13.84% over the same period of 2009. In May 2010, the CAD produced a deficit of approximately $3.00 billion, as compared to a deficit of approximately $1.62 billion in the same period of 2009. In May 2010, total goods exported (f.o.b.)3 increased by 30.79% to approximately $10.52 billion, as compared to approximately $8.04 billion during the same period of 2009.

As of July 16, 2010, total gross international reserves of the Central Bank were approximately $77.1 billion (compared to approximately $70.4 billion as of July 31, 2009), gold reserves were approximately $4.6 billion (compared to approximately $3.5 billion as of July 31, 2009) and the Central Bank gross foreign exchange reserves were approximately $72.5 billion (compared to approximately $70.0 billion as of July 31, 2009).

As of July 28, 2010, the Central Bank held approximately TL3.3 billion in public sector deposits.

2 c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
3 F.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

PUBLIC FINANCE AND BUDGET

•	From January to December 2009, the central government consolidated budget expenditures were approximately TL267.3 billion and central government consolidated budget revenues were approximately TL215.1 billion, compared to a central government consolidated budget expenditure of approximately YTL227.0 billion and a consolidated budget revenue of YTL209.6 billion during the same period in 2008.

•	From January to December 2009, the central government consolidated budget deficit was approximately TL52.2 billion, compared to a central government consolidated budget deficit of YTL17.4 billion during the same period in 2008.

•	From January to December 2009, the central government consolidated budget primary surplus reached approximately TL1.0 billion, compared to the central government consolidated budget primary surplus of YTL33.2 billion during the same period in 2008.

•	In June 2010, the central government consolidated budget expenditures were approximately TL23.9 billion and central government consolidated budget revenues were approximately TL18.4 billion, compared to a central government consolidated budget expenditure of approximately TL17.9 billion and a central government consolidated budget revenue of TL15.4 billion during the same month of 2009.

•	In June 2010, the central government consolidated budget deficit was approximately TL5.4 billion, compared to a central government consolidated budget deficit of TL2.5 billion during the same month of 2009.

•	In June 2010, the central government consolidated budget primary deficit reached approximately TL2.1 billion, compared to the central government consolidated budget primary deficit of TL1.4 billion during the same month of 2009.

•	The following table sets forth the details of the central government’s budget for the full year 2009 and the first six months of 2009 and 2010.

Central Government Budget	Full Year	January- June (cumulative)
(Thousands TL)	2009	2009	2010

Expenditures	267,275,085	66,424,698	136,494,290
1-Excluding Interest	214,074,190	48,334,482	108,935,438
Personnel	55,930,251	14,496,612	31,736,186
Social Security Contributions	7,205,843	1,769,422	5,361,268
Purchase of Goods and Services	29,594,296	4,801,531	10,515,432
Current Transfers	91,761,016	24,179,364	51,820,641
Capital Expenditures	19,847,283	1,109,714	5,462,435
Capital Transfers	4,313,690	387,330	1,401,440
Lending	5,421,811	1,590,509	2,638,036
Contingencies	—	0	0
2-Interest	53,200,895	18,090,216	27,558,852
Revenues	215,060,457	47,297,927	121,064,805
1-General Budget Revenues	208,656,435	45,435,535	116,843,307
Taxes	172,416,575	38,144,120	98,622,158
Property Income	9,944,204	1,225,408	6,302,452
Grants and Aids and Special Revenues	879,394	359,408	1,120,849
Interest, Shares and Fines	23,070,049	4,322,182	10,060,040
Capital Revenues	2,044,276	1,342,612	633,916
Receivable Collections	301,937	41,805	103,892
2-Special Budget Institutions	4,602,510	1,007,868	2,828,423
3-Regularity & Supervisory Institutions	1,801,512	854,524	1,393,075
Budget Balance	−52,214,628	−19,126,771	−15,429,485
Primary Balance	986,267	−1,036,555	12,129,367

Source: Ministry of Finance

On December 10, 2009, the Republic announced its 2010 financing program. According to the 2010 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL200.3 billion of debt in 2010, of which approximately TL182.6 billion constitutes domestic debt and approximately TL17.7 billion constitutes external debt. The total borrowing target for the Republic in 2010 is approximately TL195.3 billion, of which approximately TL181.6 billion would consist of domestic borrowing and approximately TL13.7 billion would consist of external borrowing. Other sources of funds in 2010 are expected to consist of privatization revenues and revenues from the SDIF (which are targeted to yield TL8.7 billion and TL0.6 billion respectively).

On June 25, 2009, the Assembly approved a new law (Law No. 5917) that enables, among other things, the Treasury to borrow up to five times the net borrowing limit for the year 2009. Law No. 5917 was published in the Official Gazette on July 10, 2009 (No. 27284).

On September 16, 2009, the Government announced a medium term program that covers the period between 2010 and 2012 (the “Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, and central government budget deficit to GDP, etc.) were announced. With this program the Government announced that real GDP is expected to contract 6% in 2009 and is expected to grow 3.5% in 2010, 4.0% in 2011 and 5.0% in 2012. The primary surplus to GDP ratio is expected to gradually increase to 1.0% by 2012. Also, the central government budget deficit to GDP ratio is expected to be 6.6% in 2009, 4.9% in 2010, 4.0% in 2011 and 3.2% in 2012 and the unemployment rate is expected to decline from 14.8% in 2009 to 13.3% in 2012.

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On April 30, 2008, the Government announced the last bidding date for the privatization of two electricity distribution companies, namely Meram Elektrik Dagitim A.S. and Aras Elektrik Dagitim A.S., as July 15, 2008 and then postponed the date to September 15, 2008. The final negotiations for the Meram and Aras Elektrik Dagitim A.S. privatizations were held on September 25, 2008, and the Privatization Administration announced that Alsim-Alarko submitted the highest bid for Meram Elektrik Dagitim A.S. of $440 million and Kiler submitted the highest bid for Aras Elektrik Dagitim A.S. of $128.5 million. The last bidding date for the privatization of Coruh Elektrik Dagitim A.S., Osmangazi Elektrik Dagitim A.S. and Yesilirmak Elektrik Dagitim A.S. through the block sale of 100% of the shares was announced as October 20, 2009. On April 28, 2009, the Privatization Administration announced that the Council of State suspended the sale of Aras Elektrik Dagitim A.S. The privatization process of the remaining 12 electricity distribution companies is still pending. On October 30, 2009, the Privatization Administration announced that the shares of Meram Elektrik Dagitim A.S. were transferred to ALCEN Enerji Dagitim ve Perakende Satis Hizmetleri A.S. The tenders for the privatization of Coruh Elektrik Dagitim A.S., Osmangazi Elektrik Dagitim A.S. and Yesilirmak Elektrik Dagitim A.S. were held on November 6, 2009. Calik Enerji submitted the highest bid of $441.5 million for Yesilirmak Elektrik Dagitim A.S.; Eti Gumus submitted the highest bid of $485 million for Osmangazi Elektrik Dagitim A.S.; and Aksa Elektrik submitted the highest bid of $227 million for Coruh Elektrik Dagitim A.S. On June 7, 2010 the sale of Yesilirmak Elektrik Dagitim A.S. was ratified by the Board of Privatization Administration.

On November 10, 2009, the Privatization Administration announced that the last bidding date for the privatization of four electricity distribution companies, namely Çamlıbel Elektrik Dagitim A.S., Firat Elektrik Dagitim A.S., Uludag Elektrik Dagitim A.S. and Vangolu Elektrik Dagitim A.S., would be February 12, 2010. On February 18, 2010, the Privatization Administration announced that KOLIN Insaat Turizm Sanayi ve Ticaret A.S. submitted the highest bid of $258.5 million for Çamlıbel Elektrik Dagitim A.S; AKSA Elektrik Perakende Satıs A.S. submitted the highest bids of $230.25 million and $100.1 million, respectively, for Fırat Elektrik Dagitim A.S and Vangolu Elektrik Dagitim A.S; and LIMAK Insaat Sanayi ve Ticaret A.S. submitted the highest bid of $940 million for Uludag Elektrik Dagitim A.S. On June 24, 2010 the sale of Uludağ Elektrik Dagitim A.S was ratified by the Board of Privatization Administration. On March 19, 2010, the Privatization Administration announced that July 22, 2010 was the last bidding date for the privatization of Bogazici Elektrik Dagitim A.S., Dicle Elektrik Dagitim A.S., Gediz Elektrik Dagitim A.S. and Trakya Elektrik Dagitim A.S. On July 23, 2010, the Privatization Administration announced that a total of 39 bids were received for these four electricity distribution companies.

On October 9, 2007, a decision on the privatization of Turkseker A.S. (Turkish Sugar Factories) and the privatization of SUMERHALI (a carpet firm) by the Privatization High Council (“PHC”) was published in the Official Gazette (No. 26668). According to the PHC’s decision, Turkseker A.S will be privatized through a sale of assets. The PHC also decided that SUMERHALI will be privatized through a sale of its assets.

On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.275 billion) to the Global-Hutchison-EIB joint venture and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, the Privatization Administration announced that the Council of State suspended the sale of Izmir Port. On October 13, 2008, the Privatization Administration announced that the Council of State rejected the bid by a trade union to cancel the privatization of Izmir Port. On January 11, 2010 the Privatization Administration announced that Global-Hutchison-EIB could not fulfill its obligations and it decided to invite Celebi Holding, which submitted the second highest offer with $1.27 million, to participate in this tender.

On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Uretim A.S. (“EUAS”). On September 25, 2009, the Privatization Administration announced that the consortium of Citigroup, Oyak Investment, Master Danismanlik and Socoin was

selected as the advisor for the privatization of EUAS. On December 1, 2009, the Privatization Administration announced the last bidding date for the privatization of 52 EUAS electricity generation power plants as February 19, 2010. The Privatization Administration announced that these 52 power plants, which are divided into 19 groups for bidding purposes, will be privatized through the transfer of operating rights. As of June 3, 2010 the Privatization Administration had completed the tenders for 19 groups.

On August 19, 2008, the Privatization Administration announced that the Council of State suspended the privatization of nine toll roads and two Bosphorus bridges, claiming that the existing legal framework does not allow for privatizations of these assets. On December 30, 2008, the Privatization Administration announced that the deadline for the completion of the privatization of nine toll roads and two Bosphorus bridges has been extended to December 31, 2010.

On July 13, 2009, the Privatization Administration announced the last bidding date for the privatization of two salterns of Tobacco, Tobacco Products, Salt and Alcohol Enterprises Inc. (“TTA”), namely Camalti Tuzlasi and Ayvalik Tuzlasi, as December 4, 2009. On December 17, 2009, the Privatization Administration announced that Binbirgida Tarim Urunleri Sanayi ve Ticaret A.S. submitted the highest bids of TL9 million for Ayvalik Tuzlasi and TL115 million for Çamalti Tuzlasi. On March 25, 2010, the decision of the PHC was published in the Official Gazette (No. 27532). According to the PHC’s decision, the sale of Ayvalik Tuzlasi and Çamalti Tuzlasi to Binbirgida Tarim Urunleri Sanayi ve Ticaret A.S. was approved. On October 28, 2009, the Privatization Administration announced the last bidding date for the privatization of real estate properties of TTA, as December 25, 2009. On January 7, 2010, the Privatization Administration announced that the tenders for three of the real estate properties of TTA in Ankara and Izmir were finalized with a total amount of TL74.3 million. On October 22, 2009, the Privatization Administration announced the last bidding date for the privatization of TTA’s shares in JTI Central Asia LLP Company, as February 5, 2010. On February 10, 2010, the Privatization Administration announced that the Privatization Administration cancelled the privatization of TTA’s shares in JTI Central Asia LLP Company.

On December 8, 2009, the Privatization Administration announced that the AK-CAN Seker Sanayii submitted the highest bid of $606 million for the six sugar factories under Portfolio-C and their real estate properties, namely Yozgat Seker Fabrikasi A.S., Kastamonu Seker Fabrikasi A.S., Kirsehir Seker Fabrikasi A.S., Carsamba Seker Fabrikasi A.S., Corum Seker Fabrikasi A.S. and Turhal Seker Fabrikasi A.S. On October 5, 2009, the Privatization Administration announced the last bidding date for the privatization of four sugar factories (Portfolio-B), namely Malatya Seker Fabrikasi A.S., Elazig Seker Fabrikasi A.S., Erzincan Seker Fabrikasi A.S. and Elbistan Seker Fabrikasi A.S., as January 21, 2010. On January 12, 2010, the Privatization Administration announced that the Council of State cancelled the privatization of the Portfolio-B companies.

On December 9, 2009, the Privatization Administration announced the last bidding date for the privatization of 49% of the shares of Turk Muhendislik Musavirlik ve Muteahhitlik A.S (“TUMAS”) and 20% of the shares of Turk Arap Gubre A.S. as February 11, 2010. On February 11, 2010, the Privatization Administration announced that only one bid was submitted for the shares of TUMAS and a total of three bids were submitted for the shares of Turk Arap Gubre A.S. (“TAGAS”). However, after negotiations, the privatizations of TUMAS and TAGAS have been cancelled by the Privatization Administration.

On December 28 2009, the Privatization Administration announced that the last bidding date for the privatization of Dogusan Boru Sanayi ve Ticaret A.S. would be May 13, 2010. On May 14, 2010, the Privatization Administration announced that it cancelled the tender since no bids were submitted.

On February 22, 2010, the Privatization Administration announced that March 22, 2010 would be the last bidding date for the privatization of several real estate properties held by each of Sumer Holding A.S., the State Supply Office, Turkish State Railways, and the Ministry of Finance. A total of 41 bids were received for these real estate properties. On April 2, 2010 the Privatization Administration announced that two properties previously belonging to Sumer Holding A.Ş were sold for TL 2 million. The Privatization Administration cancelled the privatization for the remaining real estate properties due to the withdrawal of bids by participants. On May 28, 2010, the Privatization Administration announced that it will resume the tender and established the last bidding date as June 26, 2010.

On May 14, 2010 the Privatization Administration announced that the last bidding date for the tender of the operating rights for the sea port of İskenderun for 36 years would be August 4, 2010.

On May 13, 2010 the Privatization Administration announced the tender for the sale of an 80% stake in Başkent Doğalgaz Dağıtım A.Ş. The Privatization Administration announced that the bidding will close on August 6, 2010.

BANKING SYSTEM

As of July 29, 2010, there have not been any recent bank takeovers by the SDIF due to the ongoing global financial crisis. The most recent takeover occurred on July 3, 2003 and involved Imarbank. As of December 31, 2009, the SDIF had taken over 25 private banks since 1994.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey has a capital adequacy ratio4 of 19.47% and has a relatively low non-performing loan (“NPL”) ratio5 of 4.65% as of May 2010. The capital adequacy ratio was approximately 20.62% and the NPL ratio was approximately 5.27% as of December 2009. The capital adequacy ratio was approximately 17.99% and the NPL ratio was approximately 3.68% as of December 2008.

The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of May 14, 2008, the SDIF had already signed protocols with 17 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.

On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF. On July 25, 2008, it was announced that Toprak Group had not fulfilled the requirements of the additional protocol signed on February 6, 2008 and that the process for the seizing of an additional 12 companies of Toprak Group had begun. On August 8, 2009, it was announced that management control of the 22 companies under Toprak Group was transferred to SDIF.

On January 25, 2008, SDIF signed a protocol with Deniz A.S., the legal representative of EGS Group. Debt of EGS Bank A.S. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.

On September 23, 2008, it was announced that SDIF and Çukurova Group were continuing discussions regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group. On May 18, 2009, it was announced that SDIF and Cukurova Group reached a final agreement regarding the repayment of debts of Interbank (a total of $398 million) in installments to SDIF.

On March 10, 2009 the SDIF announced that it was taking over 50 percent of the Caglar Group’s Bis Enerji company, a joint-stock company that produces electricity. On January 2010, the SDIF announced that it sold a 50% stake in Bis Enerji to SGM Enerji Sanayi ve Ticaret for $250 million.

On July 18, 2009, it was announced that SDIF had taken over 70 companies of Hayyam Garipoglu, the former controlling partner of the Sumerbank, in response to the breach of the protocol between SDIF and Garipoglu group that was signed on August 12, 2004 (and modified on January 7, 2009). On August 5, 2009, it was announced that the SDIF announced the tender for the sale of Burgaz Alkollü Icecekler Ticari ve Iktisadi Butunlugu (“Burgaz”), a company formerly owned by the Garipoglu Group. On August 20, 2009, the Board of the SDIF approved the sale of Burgaz at a price of $86 million to Mey Icki Sanayi ve Ticaret A.S. On November 18, 2009 it was announced that the transfer of Burgaz to Mey Icki San. Tic. A.S. was suspended by the Competition Authority. On April 13, 2010, the SDIF and Garipoglu Group signed a protocol for the repayment of approximately $307.1 million of Garipogu Group’s debts to the SDIF over five years commencing on September 30, 2010.

4 Regulatory capital/Total risk weighted items
5 Gross non-performing loans/Total cash loans

On March 23, 2010, the SDIF and Balkaner Group, the former owner of Yurt Ticaret Kredi Bankasi A.S., signed a protocol to repay approximately $393.6 million of its debt to the SDIF over seven years commencing in 2011. Balkaner Group will repay the principal over five years and interest over the remaining two years.

DEBT

The Central Government’s total domestic debt stock was approximately TL343.1 billion as of June 2010, compared to approximately TL301.7 billion as of June 2009. In May 2010, the average maturity of Turkey’s domestic borrowing was 42.0 months, compared to 33.6 months in May 2009. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 9.5% in May 2010, compared to 11.6% in May 2009.

The total gross outstanding external debt of the Republic was approximately $266.6 billion (at then-current exchange rates) at the end of the first quarter of 2010. The total gross outstanding external debt of the Republic was approximately $268.2 billion (at then-current exchange rates) at the end of 2009 and approximately $277 billion (at then-current exchange rates) at the end of 2008. The table below summarizes the gross external debt profile of the Republic at the then-current exchange rates at the end of the periods indicated.

Gross External Debt Profile
(Million $)	2007	2008	2009	2010 Q1

GROSS EXTERNAL DEBT	249,553	277,005	268,194	266,605
SHORT TERM	43,135	50,448	49,577	54,472
Public Sector	2,163	3,248	3,598	4,697
Central Bank	2,282	1,874	1,776	1,669
Private Sector	38,690	45,326	44,203	48,106
LONG TERM	206,418	226,557	218,617	212,133
Public Sector	71,361	75,037	79,819	80,174
Central Bank	13,519	12,192	11,529	10,876
Private Sector	121,537	139,328	127,269	121,083

Source: Undersecretariat of Treasury

Since January 1, 2009, the Republic has issued the following external debt:

•	$1 billion of global notes on January 14, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.

•	$1.5 billion of global notes on May 7, 2009, which mature on November 7, 2019 and have a 7.5% annual interest rate.

•	$1.25 billion of global notes on July 31, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.

•	$2 billion of global notes on January 12, 2010, which mature on May 30, 2040 and have a 6.75% annual interest rate.

•	$1 billion of global notes on March 18, 2010, which mature on March 30, 2021 and have a 5.625% annual interest rate.

•	€1.5 billion of Eurobonds on April 22, 2010, which mature on May 18, 2020 and have a 5.125% annual interest rate.

INTERNATIONAL RELATIONS

As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in nearby countries, including Iraq, Georgia, Israel and Palestine, and has been the victim of various isolated terrorist attacks. On October 6, 2009, Turkish parliament extended for one year the mandate that gives authorization to the Turkish Army for possible cross-border military operations in northern Iraq.

Regarding the EU accession process, on March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” and “Economic and Monetary Policy” chapters have not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). On December 19, 2008, negotiations on the “Free Movement of Capital” (Chapter 4) and “Information Society and Media” (Chapter 10) chapter were opened. On June 30, 2009, negotiations on the “Taxation” (Chapter 16) chapter were opened, on December 21, 2009, negotiations on the “Environment” (Chapter 27) chapter were opened and on June 30, 2010, negotiations on the “Food Safety, Veterinary, Phytosanitary Policy” (Chapter 12) chapter were opened. In total, the Republic has thirteen chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.

On October 14, 2009, the European Commission released the 2009 Progress Report on the Republic’s course of accession into the EU. Among its conclusions, the Progress report notes that Turkey continues to sufficiently fulfill the political criteria, and has made further progress during the last year, notably as regards the reform of the judiciary, civil-military relations, and cultural rights. The Progress Report points out that the Republic has given higher priority to preparations for EU accession, through the appointment of a full-time Chief Negotiator and the approval of the National Programme for the Adoption of the acquis. However, significant efforts are still required in areas related to the political criteria, including freedom of expression and of the press, freedom of religion, fight against torture and ill-treatment. The Progress Report notes that Turkish economy, including the financial sector, has shown resilience despite the difficult international economic environment. However, the increase in public spending to address the economic crisis may bring negative consequences on macroeconomic stability. Turkey’s overall level of alignment is advanced in areas such as free movement of goods, intellectual property rights, enterprise and industrial policy, anti-trust policy, consumer and health protection, science and research and energy. However, alignment needs to be pursued in certain other areas such as agriculture, fisheries, veterinary and phytosanitary policies, state aid, justice and home affairs and social policies. The Progress Report notes that negotiations in eight chapters relevant to the Republic’s restrictions regarding the Greek Cypriot Administration will not be opened and no chapter will be provisionally closed (after December 2006) until the EU determines that the Republic has fully implemented the Additional Protocol and the Association Agreement, which relate to access to Turkish ports for Greek Cypriot planes and vessels.

On January 6, 2009, Russia halted the supply of natural gas to Ukraine after the two countries failed to resolve a contract dispute relating to payment terms for gas. Russian gas supplies to Turkey from a western pipeline passing through Ukraine have also been halted. As a result, the Republic has increased the supplies of Russian gas delivered via the Blue-Stream pipeline, which passes under the Black Sea, and will begin discussion with Iran on increasing supplies from that country. On January 21, 2009, it was announced that Russia would resume the supply of natural gas to Turkey (via Ukraine).

On July 13, 2009, Turkey, Bulgaria, Romania, Hungary and Austria signed a transit agreement in Ankara for the Nabucco gas pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East. The consortium confirmed on October 1, 2009 that the first gas, most likely from Iraq, will flow through the Nabucco pipeline in the fourth quarter of 2014. Additional supply is expected to be from Azerbaijan in 2015 or 2016. On October 20, 2009, Hungary’s parliament ratified the Nabucco natural gas pipeline project. Bulgaria’s parliament followed Hungary by ratifying the agreement on February 3, 2010. On March 4, 2010, Turkey’s parliament ratified an accord to build the Nabucco gas pipeline. Such ratification was published in the Official Gazette on March 11, 2010 (No. 27518).

On July 25, 2008, Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias announced that they would launch comprehensive reunification talks on September 3, 2008. The sides have come together in regular meetings since then, with no concrete solution being reached yet. On April 19, 2009, general elections were held in the Turkish Republic of Northern Cyprus. According to the final results, the National Unity Party (UBP) won the absolute majority in the parliament with 44% of the vote and 26 seats in the 50-seat parliament, while the Republican Turkish Party (CTP) lost its dominant role with 29% of the vote and 15 seats. On May 26, 2010 the reunification talks between Cyprus and Turkey resumed after a two month break due to the general elections in the Turkish Republic of Northern Cyprus.

United States President Barack Obama visited Turkey from April 5, 2009 to April 7, 2009 and Prime Minister Recep Tayyip Erdogan visited the United States on December 7, 2009. On June 28, 2010 during the G20 summit meeting held in Canada, President Obama and Prime Minister Erdoğan met to discuss the two countries’ relations in detail. After the meeting Prime Minister Erdoğan stated that it was a “very fruitful” meeting where both parties had the chance to cover a wide range of issues.

Positive steps have been taken by the governments of Turkey and Armenia to improve relations between these two countries. Upon the invitation of the Armenian President Serj Sarkisyan, Turkish President Abdullah Gül visited Armenia in September 2008, becoming the first Turkish leader to visit Armenia. On August 31, 2009, it was announced that Turkey and Armenia had agreed to start their internal political discussion on two protocols — the Protocol on the Establishment of Diplomatic Relations and the Protocol on the Development of Bilateral Relations — that were initiated in the course of their efforts through Swiss mediation. The protocols provide for a framework for the normalization of the bilateral relations within a reasonable timeframe between Turkey and Armenia. In this context, Armenia and Turkey signed agreements on October 10, 2009, in Zurich, to establish diplomatic ties and normalize relations. The agreements will be submitted to the respective Parliaments for ratification by each side. On April 22, 2010 Armenia announced that it suspended the ratification process of the agreements.

On April 8, 2010 five new confidence building measures were adopted with Greece.

On May 17, 2010, in an effort to find a diplomatic solution to the standoff between Iran and the international community, the foreign ministers of Turkey, Brazil and Iran signed a declaration that commits Iran to swap 1,200 kg (2,640 lb) of its low-enriched uranium in escrow in Turkey for 120 kg (264 lb) of 20%-enriched nuclear fuel.